UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023.

Commission File Number 001-39038

EQUINOX GOLD CORP.
(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501 Vancouver, British Columbia V6C 1G8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.

Date: January 26, 2023	/s/ Rhylin Bailie
	Name:	Rhylin Bailie
	Title:	VP Investor Relations

INDEX TO EXHIBITS

99.1	News release dated January 25, 2023